Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number:    57529-0004-Letters

Web site: www.langmichener.com

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

December 19, 2006

Delivered and via facsimile (to (202) 772-9206)

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549-7010

Attention:       Mr. Tim Buchmiller, Counsel

Dear Mr. Buchmiller:

Re:

MIV Therapeutics, Inc. (the "Company")
File No. 333-135797
Filing of Amendment No. 1 to Form SB-2 filed on July 17, 2006
Response to SEC Initial Comment Letter dated July 19, 2006

            We are counsel for the above-referenced Company and we are pleased to confirm that the Company has now amended its Registration Statement on Form SB-2 (the "Registration Statement" or "prospectus" as the context so requires) in accordance with the comment of the reviewing staff (the "Staff") of the Securities and Exchange Commission (the "SEC") as set forth in the SEC's initial comment letter dated July 19, 2006 (the "SEC Letter") in this matter and, in furtherance of the same, we hereby also provide the SEC with the following response to the comment of the Staff as set forth in the SEC Letter and, as applicable, as now reflected in the Company's enclosed Registration Statement.

            In this respect, and on behalf of the Company, we are now pleased to enclose a copy of the Company's Amendment No. 1 to the Registration Statement of the Company in this matter (including two further courtesy copies for the Staff's ease of review) together with a complete comparative copy of the same (including two further courtesy copies) which, we confirm on behalf of the Company, necessarily indicates each of the revisions which have now been made to the enclosed Registration Statement since the Company's initial filing in this instance on July 17, 2006. In this regard we also confirm that the enclosed Registration Statement has now been submitted electronically pursuant to Regulation S-T on this same day.

            The following, we confirm, is the Company's response addressing the comment of the Staff as contained in the SEC Letter. We also confirm that the page numbers referenced in this response letter relate to the information set forth in the hard copy version of the enclosed Registration Statement marked to show changes to the Registration Statement as delivered by courtesy copy and may not directly correspond to the unmarked or Edgar versions filed.

            As a preliminary statement we thank both you and the remaining Staff of the SEC very much for the opportunity of working with you in connection with the Company's Registration Statement filing.

Comment

Financial Statements

1.       Your financial statements should be updated, as necessary, in order to comply with Item 310(g) of Regulation S-B prior to the time you request acceleration of the effectiveness of your registration statement. Please note that, given your losses from continuing operations, it appears that you must update 46 days after the end of your most recent fiscal year.

Response to Comment

The subject comment of the Staff has been noted and we confirm, on behalf of the Company, that, in accordance with the Staff's comment, the Company has now updated its enclosed Registration Statement to include each of the Company's May 31, 2006 audited year-end and August 31, 2006 first quarter unaudited financial statements, together with related MD&A disclosure, and we trust that this is now satisfactory in this regard.

In addition, and as previously discussed at length with Staff (Mr. Buchmiller/Mr. Deutsch), we note and kindly point out that the enclosed Registration Statement now includes the amended audit reports, and necessary consent letters, from each of the Company's current and predecessor independent public accountants; that being from each of Dale Matheson Carr-Hilton LaBonte (current), Ernst & Young LLP, Moore Stephens Ellis Foster Ltd. and Morgan & Company; in conjunction with Rule 205 of Regulation S-X, and we also trust that this is satisfactory in this regard.

            Indeed, we trust that each of the foregoing and the enclosed amendment to the Company's enclosed Registration Statement filing is now clear and satisfactory for this point in time and, in addition, will satisfy the comment of Staff as contained in the SEC letter. However, should the SEC have any further questions or comments respecting any of the same, or should the SEC require any further information or documentation respecting the Company in this regard, please do not hesitate to immediately contact the writer at any time.

            Due to, we respectfully suggest, the limited number of amendments having now been made to the Company's enclosed Registration Statement since the Company's previous filing as a consequence of the comment of the Staff contained in the SEC Letter, on behalf of the Company, and if now acceptable, we would sincerely appreciate the SEC's further advice that the Company might now be in a position to formally request of the SEC an accelerated filing and effective date for its Registration Statement in this matter. Thank you in advance for your consideration in this regard.

            On behalf of the Company we sincerely thank and appreciate the SEC's prompt attention to and ongoing cooperation in this matter, and we now welcome our receipt from the SEC of any final questions or comments which the SEC may have in this matter and at the SEC's earliest convenience hereafter.

            Yours very truly,

            Thomas J. Deutsch
            for Lang Michener llp

TJD

Enclosures
ec:        The Company (w/copy of Enclosures)